ClearBridge Energy MLP Opportunity Fund Inc.

620 Eighth Avenue, 49th Floor

New York, New York 10018

June 7, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mailstop 4720

Washington, D.C. 20549

Attn.: Mr. Kieran G. Brown, Senior Counsel

Re:	ClearBridge Energy MLP Opportunity Fund Inc.
Pre-Effective Amendment to the Registration Statement on
Form N-2, File Nos. 333-173338 and 811-22546

Dear Mr. Brown:

ClearBridge Energy MLP Opportunity Fund Inc. (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 be accelerated so that the Registration Statement may become effective at 3:00 p.m., Eastern Standard Time, on June 9, 2011, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

CLEARBRIDGE ENERGY MLP OPPORTUNITY FUND INC.

By:	/s/ Robert I. Frankel
Name: Robert I. Frenkel Title: Chief Legal Officer and Secretary

June 7, 2011

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Mr. Kieran G. Brown, Senior Counsel

ClearBridge Energy MLP Opportunity Fund Inc.

Registration Statement on Form N-2

File Nos. 333-173338 and 811-22546

Dear Mr. Brown:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the underwriters for the common stock of ClearBridge Energy MLP Opportunity Fund Inc. (the “Fund”), hereby joins in the request of the Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 3:00 p.m., Eastern Time, on June 9, 2011, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC As Representatives of the several Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Sue Portelli
Name: Sue Portelli Title: Executive Director